Back **2014-08-14, 17:25:19, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Cook.D **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2518224	
Security designation	Common Shares	
Opening balance of securities held	0	
Date of transaction	2014-08-12	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2014-08-14 17:25:15	
General remarks *(if necessary to describe the transaction)*		
Private remarks to securities regulatory authorities		